FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                             For the month of  March


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



Media Information


                                   8 March 2005


                      BG Group announces Board retirements


BG Group has today announced that three long-serving non-executive directors - Keith Mackrell, Elwyn Eilledge and Dame Stella Rimington DCB - will be standing down from the Board at the conclusion of the Annual General Meeting to be held on 4 May 2005.


Commenting, BG Group's Chairman, Sir Robert Wilson said:


"I would like to express the Board's sincerest thanks to each of them for their support and advice over many years. They have been on the Board during a period of great change in BG Group and contributed importantly to the Company's success."


Keith Mackrell, 72, joined the Board of British Gas in 1994 and was appointed Deputy Chairman in 2000. Elwyn Eilledge, 69, and Dame Stella Rimington, 69, joined the Board of BG plc in February 1997. In addition to his role as Deputy Chairman, Keith Mackrell has also served as the Board's nominated Senior Independent Director since 2001. Paul Collins, currently a non-executive director, has agreed to serve as the Senior Independent Director from 4 May 2005.


Elwyn Eilledge has served as Chairman of the Remuneration Committee since 2000. This role will be taken on by Baroness Hogg whose appointment to the Board as a non-executive director was announced on 27 January 2005.


-ends-


Notes to Editors:


BG Group plc is a global natural gas business. Active on five continents in some 20 countries, it operates four business segments - Exploration and Production, LNG, Transmission and Distribution and Power.


BG Group's Board of Directors comprises:

Sir Robert Wilson KCMG, Chairman

Frank Chapman, Chief Executive

Ashley Almanza, Chief Financial Officer

Peter Backhouse, Non-Executive Director

Sir John Coles GCMG, Non-Executive Director

Paul Collins, Non-Executive Director

William Friedrich, Deputy Chief Executive and General Counsel

Baroness Hogg, Non-Executive Director

Lord Sharman, Non-Executive Director


Enquiries:


Media                         Jonathan Miller              +44 (0) 118 929 3188

Out of hours media mobile:                                 +44 (0) 791 718 5707


Investor Relations            Chris Lloyd/Helen Parris/
                              Kate Bingham                 +44 (0) 118 929 3025


Website: www.bg-group.com

                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 08 March 2005                           By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary